San Diego Gas & Electric Company

8326 Century Park Court

San Diego, California 92123

January 30, 2018

VIA EDGAR

Mara L. Ransom

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	San Diego Gas & Electric Company Registration Statement on Form S-3 Filed January 22, 2018 File No. 333-222650

Dear Ms. Ransom:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of San Diego Gas & Electric Company, respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Thursday, February 1, 2018, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Barry M. Clarkson, Esq. of Latham & Watkins LLP at (858) 523-5406. Thank you for your assistance and cooperation in this matter.

Very truly yours,

SAN DIEGO GAS & ELECTRIC COMPANY

By:	/s/ Bruce A. Folkmann
Bruce A. Folkmann
Vice President, Controller, Chief Financial Officer, Chief Accounting Officer and Treasurer

cc:	Barry M. Clarkson, Esq., Latham & Watkins LLP